UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

Amendment No. 2

ANNUAL REPORT

of

Republic of Peru

(Name of Registrant)

Date at end of last fiscal year: December 31, 2023

SECURITIES REGISTERED*

(as of the close of the last fiscal year)

CALCULATION OF REGISTRATION FEE

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Ambassador Alfredo Ferrero Diez Canseco

Embassy of Peru in the United States

1700 Massachusetts Avenue NW

Washington, D.C. 20036

(Name and Address of Authorized Representative of the Registrant in the United States)

Copies to:

Michael L. Fitzgerald

Baker & McKenzie LLP

452 Fifth Avenue

New York, NY 10018

(212) 626-4100

*	The Registrant is filing this report on a voluntary basis.

EXPLANATORY NOTE

This Amendment No. 2 to the Republic of Peru’s Annual Report on Form 18-K for the year ended December 31, 2023 comprises:

(a)	Pages numbered 1 to 3 consecutively; and

(b)	The following exhibit:

Exhibit 1	Underwriting Agreement, dated June 25, 2025, among the Republic of Peru and BNP Paribas Securities Corp., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Santander US Capital Markets LLC

Exhibit 2	5.500% U.S. Dollar-Denominated Global Bonds Due 2036

Exhibit 3	6.200% U.S. Dollar-Denominated Global Bonds Due 2055

Exhibit 4	Opinion of General Counsel of the Ministry of Finance of the Republic of Peru with respect to the 5.500% U.S. Dollar-Denominated Global Bonds Due 2036 and the 6.200% U.S. Dollar-Denominated Global Bonds Due 2055

Exhibit 5	Opinion of Baker & McKenzie LLP with respect to the 5.500% U.S. Dollar-Denominated Global Bonds Due 2036 and the 6.200% U.S. Dollar-Denominated Global Bonds Due 2055

This Amendment No. 2 to the Annual Report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Amendment No. 2 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on June 30, 2025.

By:	/s/ Alfredo Ferrero Diez Canseco
Name: Alfredo Ferrero Diez Canseco
Title: Ambassador of the Republic of Peru to the United States

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